Exhibit 99.1
DEBT COVENANT COMPLIANCE
AS OF JULY 31, 2011

Adjusted EBITDA:

(in 000s)	LTM (i)	Q2 FY11	Q3 FY11	Q4 FY11	Q1 FY12
Net Income (Loss)	$2,017	$(323)	$1,241	$388	$711
Add Back:
Depreciation and Amortization	6,252	1,562	1,522	1,596	1,572
Income Tax Provision (Benefit)	1,931	804	1,058	(31)	100
Interest Charges	1,674	437	418	508	311
Non-Cash Charges (ii)	2,287	634	687	300	666
Adjusted EBITDA	$14,161	$3,114	$4,926	$2,761	$3,360
I. Consolidated Leverage Ratio
A. Total Long-Term Obligations and Notes Payable (iii)	$5,127
B. Adjusted EBITDA	$14,161
C. Consolidated Leverage Ratio (Line I.A / Line I.B)	0.36
Maximum Permitted	2.75x to 1
II. Consolidated Fixed Charge Coverage Ratio (i)
A. Adjusted EBITDA
1. Consolidated Net Income	$2,017
2. Consolidated Interest Charges	$1,674
3. Provision for income taxes	$1,931
4. Depreciation expenses	$5,810
5. Amortization expenses	$442
6. Non-recurring non-cash reductions of Consolidated Net Loss	$2,287
7. Adjusted EBITDA (Lines II.A.1 + 2 + 3 + 4 + 5 + 6)	$14,161
B. Cash payments for taxes	$917
C. Maintenance Capital Expenditures	$2,000
D. Consolidated Interest Charges (except non-cash interest)	$401
E. Current portion of other long term debt (iv)	$20
F. Consolidated Fixed Charge Coverage Ratio ((Line II.A.7 - Line II.B - Line II.C) / (Line II.D + Line II.E)	26.7
Minimum required	1.75x to 1
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Notes:

(i)	Last Twelve Months (Most Recent Four Fiscal Quarters)
(ii) Allowable add backs pursuant to Credit Facility Agreement

(iii)	Includes letters of credit of $2.0 million and excludes subordinated debt

(iv)	Represents current portion of other long-term debt as of July 31, 2011